82-4972 File No. 0-30858

Press Release
For Immediate R

02028313

March 22, 2002

02 APR -9 AM 9:40

SUPPL

nettron.com

RESULTS OF THE NETTRON.COM SPECIAL AND ANNUAL MEETING OF SHAREHOLDERS

Vancouver, B.C. – March 22, 2002 - Nettron.com, Inc. (OTCBB: NTTRF, CDNX: NTT, CUSIP: #64120d102, www.nettron.com**)** today announced that further to the Corporation's news release dated February 18, 2002 the Special and Annual Meeting of Shareholders was held on March 21, 2002.

Several items were on the Agenda in addition to the regular business of the meeting. By a majority of votes cast at the meeting the Shareholders defeated resolutions to approve:

1. a non-brokered private placement of up to 2,000,000 units, each unit consisting of one (1) share and one (1) warrant, at a price of $0.05 per unit
2. a non-brokered private placement of up to 5,000,000 units, each unit consisting of one (1) share and one (1) warrant at a price of $0.10 per unit;
3. repricing of all outstanding stock options to an exercise price of $0.10 per common shares;
4. the change of the Corporation's name from Nettron.Com, Inc. to Vital Systems Inc., or such other name as the directors of the Corporation might determine.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

At the meeting five (5) directors were elected. Edward D. Ford, Gary E. Read and Douglas E. Ford were reelected. Larry F. Robb and Malcolm E. ("Mac") Rogers Jr. were elected to serve their first term as directors, subject to regulatory approval. BDO Dunwoody LLP, Chartered Accountants were confirmed as Nettron's auditors.

Mr. Robb of Wichita Falls, Texas, joins the board from retirement. Prior to 1997, for 44 years he was a branch manager and retail broker with Salomon Smith Barney and A.G. Edwards. Mr. Robb together with affiliated parties is a significant shareholder in Nettron owning over 5% of the Corporation's outstanding common shares.

Mr. Rogers of Seattle, Washington, has been an independent business consultant since March 2000. Prior to that he was a financial consultant at Salomon Smith Barney, and a senior executive officer at Shearson Lehman Bros. Mr. Rogers and his spouse are significant shareholders in Nettron owning over 5% of the Corporation's outstanding common shares.

Subsequent to the shareholders' meeting M. Glen Kertz was reappointed President, and Douglas E. Ford was reappointed Secretary of the Corporation.

Nettron.Com, Inc. (www.nettron.com) is an international e-commerce marketing enterprise that uniquely combines its fee-based internet products and services with traditional ground-based businesses and advertisers. The primary product of Nettron is Cupid's Web, (www.cupidsweb.com) a first of its kind online dating service that is tailored to computer and non-computer users, and offers its membership and business associates a broad range of value added services and profitable co-marketing opportunities.

Statements about the Company's future expectations and all other statements in this press release other than historical facts are "forward looking statements" within the meaning of Section 27A of the *Securities Act of 1933*, Section 21E of the *Securities Exchange Act of 1934* and as that term defined in the *Private litigation reform Act of 1995*. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from the expected results. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CONTACT NETTRON.COM, INC. • DOUG FORD, DIRECTOR • 604.685.0114

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